UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 26, 2015

CAPE BANCORP, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	001-33934	26-1294270
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

225 North Main Street, Cape May Court House, New Jersey	08210
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:     (609) 465-5600

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01     Other Events

On January 26, 2015, Cape Bancorp, Inc. (the “Company”) and Colonial Financial Services, Inc. (“Colonial Financial”) issued a joint press release announcing that approvals were received from the Federal Deposit Insurance Corporation and the New Jersey Department of Banking and Insurance to complete the merger of Colonial Financial’s bank subsidiary, Colonial Bank, with and into the Company’s bank subsidiary, Cape Bank. Additionally, the Federal Reserve Bank of Philadelphia has approved the Company’s acquisition of Colonial Financial, and thereby the Company’s indirect acquisition of Colonial Bank. The merger remains subject to the approval of each of Colonial Financial’s stockholders and the Company’s stockholders at their respective special meetings, each to be held on March 18, 2015.

The press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In addition to those risk factors listed in the Company’s Annual Report on Form 10-K, the following factors could cause the actual results of the Company’s operations to differ materially from the Company’s expectations: the businesses of the Company and Colonial Financial may not be combined successfully, or such combination may take longer to accomplish than expected; the cost savings from the merger may not be fully realized or may take longer to realize than expected; operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; or the stockholders of Colonial Financial or the Company may fail to approve the merger.

Item 9.01.     Financial Statements and Exhibits

(a)	Financial statements of businesses acquired. Not Applicable.

(b)	Pro forma financial information. Not Applicable.

(c)	Shell company transactions: Not Applicable.

(d)	Exhibits.

Exhibit No.	Description

99.1	Press Release dated January 26, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CAPE BANCORP, INC.
DATE: January 28, 2015	By:	/s/ Michael D. Devlin
Michael D. Devlin
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated January 26, 2015